UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 5th, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Complementary Interest on Own Capital

     The Board of Directors of Banco Bradesco S.A., at a meeting held today, approved the Board of Executive Officers’ proposal for the payment to the Company’s shareholders of Complementary Interest on Own Capital in the total amount of R$1,842,000,000.00, consisting of R$0.571482431 per common share and R$0.628630674 per preferred share.

     The shareholders registered in the Bank’s Books on this date (December 5th, 2008) shall be benefited. The Company’s shares will be traded “ex-right” on Dividends from December 8th, 2008 on.

     The payment will be made on March 9th, 2009 in the amount of R$0.485760066 per common share and R$0.534336073 per preferred share, already net of withholding tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

     The Complementary Interest approved represent approximately 48 times the monthly Dividends paid.

     The Complementary Interest related to the shares in the custody of the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange) will be paid to the referred BM&F, which shall transfer them to the shareholders through the Depository Agents.

Below, the demonstrative table of the values paid and to be paid related to 2008:

In R$
Monthly Interest paid	114,597,708.31
Monthly Dividends paid	309,813,437.62
Intermediary Dividends of the 1st half paid	387,345,200.22
Subtotal – Paid Value	811,756,346.15
Monthly Dividends to be paid (*)	38,726,717.43
Complementary Interest (**)	1,842,000,000.00
Total	2,692,483,063.58
(*) to be paid on January 2nd, 2009
(**) to be paid on March 9th, 2009

Per stock in R$
Type	Monthly Interest (*)	Monthly Dividends (*)	Intermediary Dividens of the 1st half	Complementary Interest	Total
Common share	0.036052500	0.108157500	0.120175000	0.571482431	0.835867431
Preferred share	0.039657750	0.118973250	0.132192500	0.628630674	0.919454174
(*) values adjusted due to the 50% bonus stock approved in the Special Stockholders’ Meeting held on 3.24.2008.

     The amounts paid as Complementary Interest on Own Capital, as above, are included, net of Withholding Income Tax, in the calculation of mandatory Dividends of the fiscal year, pursuant to the Company’s Bylaws.

     The Company may, based on the result to be determined at the end of the fiscal year of 2008, distribute new Interest and/or Dividends to the shareholders.

     Cordially,
Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.